

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

Via E-mail
Gregg Davis
Chief Financial Officer
James River Group Holdings, Ltd.
32 Victoria Street
Hamilton, Bermuda HM 12

>   **Re: James River Group Holdings, Ltd.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted October 3, 2014**
>   **CIK No. 0001620459**

Dear Mr. Davis:

    We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Data, page ii

1. We note your statement that the market and industry information contained in the prospectus has not been verified by you or any independent sources. It is not appropriate to directly or indirectly disclaim liability for information in your registration statement. Accordingly, please revise your disclosure to remove any statement indicating that you have not independently verified information presented in the prospectus.

Prospectus Summary, pages 1-4

2. On page 1, you disclose your combined ratio for the fiscal year ended December 31, 2013. You should additionally disclose your combined ratio for the interim period ended June 30, 2014 in this section.

3. On page 4, please clarify what classes of your investments you consider "non-traditional investments" and why. Please also provide examples of the "out-of-favor or complicated instruments" in which you are willing to invest. Your revised disclosure should include a detailed description of each of the investment classes that fall into these categories (non-traditional and out-of-favor), and you should include the percentage of your invested assets comprising each category. Please provide similar revised disclosure in the investment strategy section on page 122.

Summary Risk Factors, page 11-12

4. Please provide an additional bulleted risk that describes the possibility that you could be deemed to be a PFIC if the IRS does not believe you qualify for the insurance company exemption found in the Federal Tax Code.

Critical Accounting Policies and Estimates
Reserve for Losses and Loss Adjustment Expenses, page 51

5. It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimates for your Excess and Surplus Lines, Specialty Admitted Insurance and Casualty Reinsurance segments:
    o Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. We note you disclose the amount of prior year change in your reserve for losses and loss adjustment expenses for each segment and the major accident years impacted but you do not disclose what specific factors or events resulted in your experience to be different from your initial expected ultimate loss ratios in these segments and accident years.
    o Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Assumed Reinsurance Premiums, page 58

6. Please disclose the amount of adjustment to your estimate for assumed reinsurance premiums for each period presented or state that the adjustments have not been material.

Business, page 115

7. We note that your largest treaty accounted for gross written premiums of $30.4 million in 2013 in your casualty reinsurance segment. Please disclose the identity of the ceding party to the treaty and file the underlying agreement as an exhibit to your registration statement. Alternatively, please tell us why you are not substantially dependent on this agreement.

Executive Compensation, page 145

8. In your next amendment, please provide the disclosure required under Item 402(m) through (r) of Regulation S-K for your named executive officers.

Indemnification Agreements, page 151

9. Please file the indemnification agreements with D.E. Shaw Affiliates, Goldman Sachs, and the Sunlight Investors as exhibits to your registration statement.

Principal and Selling Shareholders, page 154

10. It appears that your selling stockholders are broker-dealers and/or affiliates of broker-dealers. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. For those selling stockholders that are affiliates of broker-dealers, please advise us as to whether:
    - Each seller purchased the securities in the ordinary course of business; and
    - At the time of purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Please additionally include this disclosure in the prospectus.

Notes to Consolidated Financial Statements
Note 2. Investments, page F-41

11. Please revise your disclosure on page F-44 to clarify whether the amount for bank loans as of December 31, 2012 was gross or net of the allowance for credit losses of $121,000.

Note 11. Equity Awards, page F-55

12. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences

between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Note 21. Dividend Restrictions, page F-69

13. In addition to the restrictions on the amount of dividends paid from the subsidiaries to the parent company, please revise to comply with ASC 944-505-50-1c. and Rule 4-08(e)(1) of Regulation S-X to disclose the amount of consolidated retained earnings at the holding company level that is not available for the payment of dividends to stockholders.

Schedule IV, page F-78

14. Please revise your schedule to clarify that the information presented is your insurance premiums.

General

15. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

16. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Andrew Rodman, Esq.
       Bryan Cave LLP